Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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jgallant@graubard.com

June 27, 2017

Ms. Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 21, 2017
File No. 024-10704

Dear Ms. Parker:

On behalf of Chicken Soup for the Soul Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 26, 2017, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Offering Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Dilution, page 21

1.	Please tell us how you calculated pro forma net tangible book value after the offering of $5,592,300. In this regard, it appears it should be $7,890,014 given net proceeds of $6,082,796 as disclosed on page 21 and pro forma net tangible book value of $1,807,219. In addition, please also advise us how you derived the per share amount of $0.63.

We have revised the disclosure on page 21 of the Offering Statement to correct the mathematical error that flowed through the disclosure.

Periodic Reporting, page 40

2.	We note your response to our prior comment 5. Please revise the statement that you "have registered" this class of securities under the Exchange Act to be consistent with the fact that your Exchange Act registration statement is not yet effective. As of the date of this letter we have not received the exchange certification necessary to make the Form 8-A effective pursuant to Rule 12d1-2(b)(1).

Securities and Exchange Commission

June 27, 2017

We have revised our disclosure on pages 40 and 57 of the Offering Statement to indicate that the Exchange Act registration is not yet effective and will not be until a date after qualification of the Offering Statement (and prior to Nasdaq trading).

Executive Compensation, page 45

3.	We note your response to our prior comment 6. Please tell us how your executive officers' time is split between you and CSS including approximate percentages. Payments received for time allocable to you should be disclosed in a summary compensation table and other tables as appropriate.

We have followed the Staff’s direction and revised disclosure on page 45 of the Offering Statement to include the executive compensation summary table and add applicable narrative text and footnotes. This disclosure includes percentages indicating allocation of the named executive officers’ business time to the Company. Please note that no options or other awards were made to any of the named executive officers in 2016 or 2015.

Signatures

4.	We note your response to our prior comment 7. Please revise the second half of the signature block, below the sentence, "Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated," to include the signature of Daniel M. Pess, stating that the signature is being provided in his capacity as both principal accounting officer and principal financial officer, assuming he currently occupies those positions.

We have made the necessary revisions to the signature page of the Offering Statement as directed.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:     Mr. William J. Rouhana, Jr.